April 23, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Washington,	D.C. 20549
Attention:	Jeffrey P. Riedler
Assistant Director

Re: Minerva Neurosciences, Inc.
Registration Statement on Form S-1 (File No. 333-195169)

This letter is furnished supplementally on behalf of Minerva Neurosciences, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement (the “Registration Statement”). The purpose of this letter is to provide supplemental information to the Staff regarding the preliminary estimated public offering price per share for the Company’s proposed initial public offering and to provide a further response to comment 13 in the Staff’s letter to the Company dated March 14, 2014.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment in italics below, followed by the Company’s response.

Confidential Treatment Request.  Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information.  The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.  In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it.  In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice.

Fair Value of Common Stock, page 79

13. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Estimated Offering Price and Reverse Stock Split

The Company advises the Staff that it presently estimates a preliminary price range for its initial public offering between $[****] and $[****] per share (the “Preliminary Assumed IPO Price”). Please note that the foregoing per-share amounts do not reflect the impact of an anticipated reverse stock split of 3.5 to 1 which the Company plans to effect prior to the closing of the offering. The lead underwriter on the proposed initial public offering first communicated their estimated Preliminary Price Range to the Company on April 21, 2014.  The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

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Historical Fair Value Determination and Methodology

The Company’s discussion of stock-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” (the “Section”), which has previously been filed and is included on pages 77 through 84 of the Registration Statement. As described in the Section, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (the “AICPA”), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). The Company has contemporaneous documentation to support each valuation including third party valuation reports.

In addition, as described in the Section, the Company’s Board of Directors has historically considered various objective and subjective factors to determine the fair value of the Company’s common stock, including, among others: the conclusions of contemporaneous or retrospective third-party valuations of the Company and its common stock, historical operating and financial performance, the Company’s stage of development and risks related to its business or industry, the progress of its research and development programs, the Company’s results of operations and financial position, the rights associated with convertible loan notes , the lack of marketability of the Company’s common stock and external market and economic conditions affecting the pharmaceutical and biotechnology industries. The Company also considered the likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions, and then used the Probability Weighted Expected Return Method (“PWERM”) to allocate the fair value of the Company to the Company’s stock. The PWERM is an accepted valuation method under the AICPA Practice Guide.

Most Recent Fair Value Determinations

As described in the Section, on December 20, 2013, the date of the Company’s most recent option grants, the Company determined the fair value of its common stock to be $2.71 per share (the “Estimated Fair Value”). This determination was based on the Board’s evaluation of the factors described above, including a review of a third-party valuation of the Company’s common stock, which had been conducted using the PWERM as of November 12, 2013 which resulted in a fair value determination of $2.71 per share. The Company also had a third party valuation on December 31, 2013 with such valuation approximating the $2.71 (within $0.02) per share.  The fact that the fair value remained substantially unchanged during the period between such determinations is consistent with the fact that there were no significant developments with respect to the Company during such period.

On March 31, 2014, the Company determined the value of its common stock to be $3.86 per share. This determination was based on the Board’s evaluation of the factors described above, including a review of the Company’s most recent third-party valuation of its common stock which had been conducted using the PWERM as of March 31, 2014 which had resulted in a fair valuation determination of $3.86 per share. The increase in value from November 12, 2013 and March 31, 2014 was attributable to the increased proximity to IPO, as the Company confidentially submitted its Registration Statement with the SEC on February 14, 2014, and certain positive effects on the Company’s business including:

•                  The Company concluded a Co-Development and Commercialisation Agreement with Janssen, a Johnson & Johnson company for MIN-202 a pharmaceutical treatment for primary and secondary insomnia on February 12, 2014 to be effective upon the IPO. In addition, Johnson & Johnson Development Corporation has entered into a Share Purchase Agreement to purchase $26 million of the Company’s shares at the IPO price.

•                  The Company concluded the acquisition of 100% of the share capital of Mind-NRG SA on February 11, 2014, a Swiss company which owns exclusive rights to a biopharmaceutical treatment renamed MIN-301 for the treatment of Parkinson’s Disease.

The consummation of these transactions made the IPO more probable as compared to the November 12, and December 31, 2013 valuations where there was still some risk that management would not be able to complete these transactions and secure all of the Minerva programs and is quantified by the shift in the probability of the IPO occurring from 80% to 95% and in the discount for lack of

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marketability from 10% to 6%.  The balance of the difference was attributable to the aforementioned transactions, and less appetite for a smaller program portfolio, investor fatigue towards biotech IPO pitches and broader macroeconomic concerns at the end of 2013.

Comparison of Estimated Fair Value and Assumed IPO Price

The Company advises the Staff that the following disclosure will be included in the next pre-effective amendment to the Registration Statement in response to the Staff’s comment to provide the primary factors that contributed to the increase in the estimated public offering price from the Company’s Estimated Fair Value:

“We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for clinical stage biopharmaceutical companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

We believe that the difference between the fair value of our common stock as of March 31, 2014 and the midpoint of the price range for this offering is the result of these factors and the following factors with respect to our business that occurred subsequent to March 31, 2014:

•

The PWERM uses a probability weighted approach as described above, and the resulting calculation of the fair value of our common stock as of March 31, 2014 included the potential for an IPO and alternative liquidity events and assigned a probability for each potential outcome. The discount from the mid point of the proposed IPO range is driven by the accounting of other lower value liquidity events as well as discounts for present value as well as for lack of marketability.  By concluding that the Company will achieve its IPO and excluding the other lower value liquidity events in the PWERM the associated discount is removed with the effect that the valuation increases by around $0.10. On completion of an IPO the discounts associated with present value and lack of marketability are also removed with a  resultant increase in valuation of $0.09 and $0.25 respectively.

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of PWERM, which is an accepted valuation method under the AICPA Practice Guide. The Company believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants since January 1, 2013 and the Preliminary Assumed IPO Price are reasonable and appropriate for the reasons described herein and in the Section.

If you have any questions, please contact the undersigned at (212) 309-6058 or Anna Tomczyk at (212) 309-6217.

Very truly yours,

/s/ David W. Pollak

David W. Pollak

cc: Minerva Neurosciences, Inc.

****       Redacted confidential information.